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                              July 19, 2023

       Kristine R. Nario-Eng
       Chief Financial Officer
       New York Mortgage Trust, Inc.
       90 Park Avenue
       New York , New York 10016

                                                        Re: New York Mortgage
Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-32216

       Dear Kristine R. Nario-Eng:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Consolidated Statements of Operations, page F-6

   1. We note your October 13, 2022 response to comment 2 from our comment letter dated
                                                        September 29, 2022,
which indicates that you would present rental income and other real estate income as
separate categories of revenue and present interest expense, mortgages payable on real estate,
depreciation and amortization, and other real estate expenses as separate categories of
costs and expenses applicable to revenues from real estate in your
                                                        Consolidated Statements
of Operations for the year ended December 31, 2022, but it
                                                        appears that you have
instead presented these revenue and expense items as components of Non-Interest (Loss)
Income and General, Administrative and Operating Expenses,
                                                        respectively, as
proposed in your September 19, 2022 response letter. Please tell us what consideration you gave
to presenting rental income and other real estate income as
                                                        separate categories of
revenue and presenting interest expense, mortgage payable on real estate, depreciation
and amortization, and other real estate expenses as separate categories of costs and expenses
applicable to revenues. Reference is made to Rules 5-03(b)(1) and
 Kristine R. Nario-Eng
New York Mortgage Trust, Inc.
July 19, 2023
Page 2
         5-03(b)(2) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameKristine R. Nario-Eng                   Sincerely,
Comapany NameNew York Mortgage Trust, Inc.
                                                          Division of
Corporation Finance
July 19, 2023 Page 2                                      Office of Real Estate
& Construction
FirstName LastName